UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

24 May 2005

Commission file number: 1-14824

TNT N.V.

Neptunusstraat 41-63
2132 JA Hoofddorp
The Netherlands
(address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

FORM 20-F          FORM 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b)
under the Securities Exchange Act of 1934.)

YES           NO

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2 (b): N/A)

Explanatory note

This report of Form 6-K contains
ABB Automation Products renews partnership with TNT Logistics in Spain, 23 May 2005

23 May 2005

ABB Automation Products renews partnership with TNT Logistics in Spain

ABB Automation Products S.A, a world leading designer and manufacturer of power and automation technologies for utility and industry customers, has decided to renew their partnership in Spain with TNT Logistics, a leading global logistics company.

Under the terms of this renewed three-year contract TNT Logistics will continue to manage products reception, storage and order picking, as well as the required technical and quality controls of the materials for ABB's Low Tension Division. Products handled include a wide range of items such as circuit breakers, connection devices, industrial plugs and sockets, modular DIN rail devices, switches and fuse gear, wiring accessories and intelligent installation systems. The contract will be managed from TNT Logistics' modern warehouse of Subirats, Barcelona.

ABB has renewed its trust in TNT Logistics as TNT, handling more than 14 million units of ABB's products throughout 2004, reached the required levels of quality standards.

This contract, which aims at increasing ABB's competitiveness, is the confirmation of a commercial relationship that started in 1999 and the outcome of a close teamwork between the two companies that are both focusing on continuous improvement.

About TNT Logistics

TNT Logistics, a division of TNT N.V., is a leading global logistics company. It designs, implements and operates complex supply chain solutions on a national, regional or global scale for medium to large enterprises. Through its freight forwarding unit it provides air and sea freight services within an international network.

TNT Logistics employs appr. 40,000 people, who are operating in 40 countries, managing over 8.5 million square metres of warehouse space. In 2004, TNT Logistics reported sales of €4.081 billion. The TNT Logistics web site address is: www.tntlogistics.com.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TNT N.V.

By: /s/ Daphne Andriesse

Name: Daphne Andriesse
Title: Senior Press Officer TNT Media Relations

Date: 24 May 2005